# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FS Credit Opportunities Corp., CIK 0001568194
CUSIP: 30290YA#8**
Title of class of securities: Term Preferred Shares
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, United States (X1), 19112
Date of event which requires filing of this statement: 02/28/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-041170
Filed by CIK 0000009015

## Reporting persons
- Massachusetts Mutual Life Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 130,000; sole dispositive power 0; shared dispositive power 130,000; aggregate amount beneficially owned 130,000 (32.5% of the class)
- Barings LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 130,000; sole dispositive power 0; shared dispositive power 130,000; aggregate amount beneficially owned 130,000 (32.5% of the class)
  Comment: ** This filing relates to the following CUSIP numbers: 30290YAF8 (Series 2027), 30290YA#8 (Series 2028), 30290YA*2 (Series 2029), and 30290YB*1 (Series 2030).
  
  (1) Massachusetts Mutual Life Insurance Company ("MassMutual"), a Massachusetts corporation, is the direct beneficial owner of 25,000 Series 2027 ("Series 2027 Shares") Term Preferred Shares of FS Credit Opportunities Corp. (the "Issuer"), 50,000 Series 2028 Term Preferred Shares ("Series 2028 Shares") of the Issuer, 15,000 Series 2029 Term Preferred Shares ("Series 2029 Shares") of the Issuer and 25,000 Series 2030 Term Preferred Shares ("Series 2030 Shares" and, together with Series 2027 Shares, Series 2028 Shares and Series 2029 Shares, the "Shares") of the Issuer; MassMutual Ascend Life Insurance Company, an Ohio corporation and a wholly-owned subsidiary of MassMutual, is the direct beneficial owner of 15,000 Series 2029 Shares of the Issuer. All such Shares are held in one or more advisory accounts. Barings LLC ("Barings"), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of the Shares reported herein.
  
  (2) The Shares are part of a single class of the Issuer's preferred equity securities known as term preferred shares ("Term Preferred Shares"), so the percentage stated herein is calculated based on the Issuer's total amount of 400,000 shares of Term Preferred Shares outstanding as of December 31, 2025, as reported by the Issuer in its Certified Shareholder Report filed with the Securities and Exchange Commission on March 2, 2026.

## Item 1. Issuer
Name of issuer: FS Credit Opportunities Corp.
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, PA 19112

## Item 2. Person Filing
Name of person filing:
1: Massachusetts Mutual Life Insurance Company
2: Barings LLC
Address of principal business office or, if none, residence:
1: 1295 State Street, Springfield, Massachusetts 01111
2: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202
Citizenship:
1: Massachusetts
2: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Massachusetts Mutual Life Insurance Company: /s/ Philip Welman, Phillip Welman, Head of Mutual Fund & Institutional Advisory Compliance (03/06/2026)
- Barings LLC: /s/ Melissa LaGrant, Melissa LaGrant, Chief Compliance Officer (03/06/2026)